UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TUPPERWARE BRANDS CORPORATION
(Exact name of Registrant as Specified in Its Charter)

Delaware	1-11657	36-4062333

(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S Employer Identification No.)

14901 South Orange Blossom Trail, Orlando, Florida	32837

(Address of Principal Executive Offices)	(Zip Code)

Karen M. Sheehan

Executive Vice President, Chief Legal Officer & Secretary

(407) 847-1917

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13-p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Tupperware Brands Corporation (the “Company”) evaluated its 2017 product offerings and determined that “conflict minerals” (as defined in applicable Securities and Exchange Commission (“SEC”) rules) were necessary to the functionality or production of certain products that the Company manufactured or contracted to have manufactured. The Company determined that: (i) tin (or a derivative thereof) was contained in its Digital Easy Scale, Digital Kitchen Scale, Nano Nature Water Filtration Unit, Tupperchef Pro Handy Food Processor, in certain pigments and in certain beauty products; (ii) tin and tungsten were contained in its Alkaline Water Ionizer; (iii) tin, tungsten and gold were contained in its Far-Infrared Cooktop premium and Portable Far-Infrared Cooktop; and (iv) tin, tungsten, gold and tantalum were contained in its TW-100 Water Ionizer and Induction Cooking Plate. Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts (including sending to the suppliers of the aforementioned products or components of products the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”) and comparing the smelter information provided by the suppliers against the list of smelter facilities considered to be conformant with the RMI’s Responsible Minerals Assurance Process (“RMAP”) assessment protocols, or obtaining written statements from such suppliers regarding the presence and country of origin of conflict minerals in the products or product components supplied), the Company has been able to determine that the conflict minerals necessary to the functionality or production of the Digital Easy Scale, Digital Kitchen Scale, Nano Nature Water Filtration Unit, Tupperchef Pro Handy Food Processor, Alkaline Water Ionizer, TW-100 Water Ionizer, Far-Infrared Cooktop premium, Portable Far-Infrared Cooktop, pigments and beauty products, were not sourced from the Democratic Republic of the Congo or its adjoining countries. The supplier of the Induction Cooking Plate listed a smelter in Rwanda (an adjoining country of the Democratic Republic of the Congo) as a source of some of its tin (although it is unknown whether that particular smelter’s tin is contained in that product), which smelter is not listed on the RMAP conformant smelter list. After conducting additional required due diligence, the Company has not been able to identify with reasonable certainty the countries of origin and chain of custody of the tin necessary to the functionality or production of the Induction Cooking Plate. Accordingly, with respect to the Induction Cooking Plate, the Company has filed a Conflict Minerals Report with the SEC, a copy of which is provided as Exhibit 1.01 to this Form SD. Such Conflict Minerals Report is also publicly available in the SEC Filings section of the Company’s website at http://ir.tupperwarebrands.com/financial-information/sec-filings. Information on the Company’s website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

As an exhibit to this Form SD, the Company has filed the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TUPPERWARE BRANDS CORPORATION
(Registrant)

Date: May 24, 2018	By:	/s/ Karen M. Sheehan
Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary